BY EDGAR

August 24, 2009

Amit Pande, Accounting Branch Chief
Edwin Adames, Senior Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Independent Bank Corporation – File No. 000-07818

Dear Mr. Pande and Mr. Adames,

We are in receipt of the comment letter from the Securities and Exchange Commission (“SEC”) dated August 19, 2009 (the “Comment Letter”). The Comment Letter requests a response within 10 business days or “tell us when you will provide us with a response.” We would like to request an extension for our response to Monday, September 21, 2009 (i.e. approximately 30 days). We request this extension for the following reasons:

•	The response time period falls over the Labor Day holiday, with vacation schedules, our proposed September 21st date, will assist us in managing existing workloads for the personnel needed to respond to the Comment Letter;
•	There are a number of requests in the Comment Letter for additional information on technical areas, such as the method and assumptions utilized for determining the fair value of securities. The additional time will allow us to more thoroughly respond to your request; and
•	The September 21st date provides us with additional time to work with our independent registered public accounting firm for those topics in which we will be seeking their feedback.

Please let us know by contacting the undersigned at 616-522-1765 or by e-mail at rshuster@ibcp.com if our proposed response date of September 21, 2009 is acceptable.

Thank you for your consideration.

Sincerely,

/s/ Robert N. Shuster

Robert N. Shuster
Executive Vice President and Chief Financial Officer

230 West Main Street, Ionia, MI 48846